Exhibit 99.1

Maris-Tech to Showcase Its Innovative Solutions at the Special Operations Forces Week

The annual conference for U.S. and international special operations forces is expected to host more than 15,000 attendees

Rehovot, Israel, April 11, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of AI accelerated video solutions for edge platforms, today announced its participation in the upcoming Special Operations Forces (SOF) Week, which will take place from May 6 to May 9, 2024,in Tampa, Florida.

The Company will demonstrate the capabilities of its innovative solutions with AI acceleration capabilities suitable for professional and tactical operations. Particularly, the Company will showcase its flagship product Jupiter AI, a high-end multiple-stream video platform that can be mounted on diverse autonomous platforms, as well as its Opal tactical edge computing system, which provides multi-channel streaming and recording.

“Maris-Tech’s participation at SOF Week, a highly regarded conference, is part of our efforts to penetrate the U.S. defense industry while focusing on special operations forces and diverse defense platforms, such as unmanned vehicles and other autonomous remote platforms,” said Israel Bar, Chief Executive Officer of Maris-Tech.

Maris-Tech will exhibit at Booth #1933 on the Israeli Ministry of Defense Pavilion.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israeli technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power, and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the Company’s participation in the SOF Week, the specific products it will showcase during the conference, and the Company’s future efforts to penetrate the U.S. defense industry. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com